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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

     Investors should carefully consider the risks described below. Our business, financial condition or results of operations could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

The markets for our products and services are highly competitive and we compete against substantially larger companies.

     Competition among medical device companies is intense. Our inability to compete effectively with existing or future competitors may prevent us from retaining our existing customers or from attracting new customers, which could materially impair our business. There are a number of companies that currently offer, or are in the process of developing, products that compete with products offered by us. We cannot assure you that some of these competitors will not succeed in developing products that are more effective and/or less expensive than those currently used or produced by us or that would render some products offered by us obsolete or non-competitive. Many of our competitors have greater financial, research and development, manufacturing and marketing resources and may be in a better position to withstand the adverse effects on gross margins and profitability caused by price decreases.

We could lose customers and our business could be adversely affected if our competitors implement new technologies before we do.

     The market for our products is characterized by frequent product improvements and evolving technology. Our revenue and profitability could be adversely affected by technological change. To compete effectively, we must anticipate and adapt to technological changes and offer, on a timely basis, competitively priced products with new and improved features that meet evolving industry standards and customer preferences. We may choose new technologies that prove to be ineffective, do not gain market acceptance or are incompatible with technologies of our customers. As new technologies develop, we may be forced to implement these new technologies at a substantial cost to us to remain competitive. In addition, competitors may implement new technologies which allow them to offer lower-priced or superior quality products which render our products obsolete or uncompetitive.

We are subject to substantial cost containment pressures that could adversely impact our prices and our profitability.

     In recent years, widespread efforts have been made in both the public and private sectors to control health care costs, including the prices of products such as those sold by us. Such efforts may have a material adverse effect on the pricing of, and demand for, our products. Health care organizations are evaluating approaches to reduce costs by decreasing the frequency with which a treatment, device or product is used. Cost containment has also caused the decision-making function with respect to purchasing to shift in many cases from the physician to the administrator at the health care institution, resulting in an increased emphasis on reduced price, as opposed to features and clinical benefits. Efforts by governmental and private payors to contain costs will likely continue, and we expect that international health care markets will be subject to a similar trend toward cost containment that has impacted the U.S. market.

We are subject to substantial governmental regulation which directly impacts most aspects of our business.

     We are subject to stringent worldwide regulation. The stringent regulatory oversight in product clearance and enforcement activities causes us to experience longer approval cycles, more uncertainty with respect to timing the introduction of new or modified products, greater risk with respect to approvals and higher expenses. Our products are subject to extensive regulation by the U.S. Food and Drug Administration, commonly known as the FDA, and certain similar foreign regulatory agencies. Additionally, some of the services we provide in our Sleep business segment are subject to additional regulation from various local regulatory agencies and our ability to compete in those areas and our ability to hire qualified personnel in those localities can be adversely impacted by government regulation.







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The FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. It can take several years to receive the appropriate approvals from the FDA and we cannot assure you that we can always obtain such approvals. In addition, the products that we manufacture or distribute pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA. Noncompliance with applicable requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution. The FDA also has the authority to require us to repair, replace or refund the cost of any device that we manufacture or distribute.

     International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ significantly. Non-compliance with foreign regulations may carry the same or increased risks, liabilities and exposures as non-compliance with FDA requirements. Likewise, foreign regulatory authorities also have the authority to require us to repair, replace or refund the cost of any device that we manufacture or distribute.

     Certain of our business activities require that we collect and/or use information about individuals and their medical conditions. As a result, we are subject to regulations by both U.S. and foreign authorities intended to protect the privacy of those individuals by requiring that we maintain the confidentiality of their information. These regulations are highly complex and it may be costly for us to implement and comply with all the requirements of the regulations.

     We are also subject to numerous environmental and safety laws and regulations, including those governing use of hazardous materials. Any violation of, and the cost of compliance with, these regulations could have a material adverse affect on our business, financial condition and results of operations.

Even after receiving FDA clearance or approval, our products may be subject to product recalls, which may harm our reputation.

     The FDA and similar governmental authorities in other countries have the authority to make a mandatory recall or order the removal from the market of our products in the event of material deficiencies or defects in design, manufacture, or labeling of devices. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including labeling defects. Any recall of our products may materially adversely effect our profitability, divert managerial resources and harm our reputation.

The presence of group purchasing organizations may impact our competitive position, our pricing and ultimately our profits.

     Our business depends in part upon our relationships with group purchasing organizations. Our ability to sell our products to hospitals depends on our relationships with group purchasing organizations. If we are unable to keep our relationships and develop new relationships with group purchasing organizations, our competitive position would likely suffer. In addition, some group purchasing organizations have tested the use of new internet bidding procedures in order to maximize their abilities to negotiate lower prices with suppliers. Movement to these bidding modalities has been implemented by some organizations and has resulted in lower pricing in some instances. We cannot assure you that continued movement to these bidding modalities will not increase and may result in lower pricing or failure to secure contracts with these organizations.

     We may lose significant customers as a result of substantial consolidation within the health care industry.

     Over the past several years, the health care industry, which includes our customers, has undergone significant consolidation, and we expect this trend to continue. We are subject to risks and uncertainties that result from these transactions. If, as a result of such mergers or combinations, our customers decide to use one of our competitors or reduce the orders for our products, our revenue may be significantly impacted.

We are dependent on a single supplier for one of our key products.

     Since 1980, we have purchased our anesthesia face masks from a single source, Respironics, Inc., which maintains a site in the People's Republic of China at which it manufactures face masks for our anesthesia products.






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If we are unable to obtain our anesthesia face masks from Respironics, our business and revenue can be significantly affected. Our current supply agreement with Respironics calls for the continued supply of anesthesia face masks to us through 2006, with an option for us to extend the term of the agreement through 2011. If the supply of our anesthesia face masks from Respironics is interrupted or ceases for any reason, we would experience significant disruption in our business. We are not aware of any alternate manufacturer or supplier with the present capacity to manufacture anesthesia face masks in the quantities required by us. In the event of such an interruption or termination of our supply agreement, we may not be able to obtain anesthesia face masks in a sufficient quantity or at a cost effective price, which may have a material adverse effect on our business, financial condition and results of operations.

Health care reform proposals are gaining substantial support in the U.S. Congress and state legislatures and could impact the profitability of our business.

     The health care industry in the U.S. is subject to several reform proposals, including more stringent regulations. It is uncertain whether and when such proposals would become legal requirements affecting our business, but we cannot assure you that any such changes will not have a material adverse effect on our business. Changes in the law or new interpretations of existing laws may have a dramatic effect on the costs associated with doing business and the amount of reimbursement our customers receive from both government and third-party payors. Federal, state and local government representatives will, in all likelihood, continue to review and assess alternative regulations and payment methodologies.

Our success depends upon the development of new products and product enhancements, which entails considerable time and expense.

     We place a high priority on the development of new products to add to our product portfolio and on the development of enhancements to our existing products. Product development involves substantial expense and it is uncertain that a completed product can in fact generate sufficient revenue for our business to justify the resources that we devote to research and development related to such product. The time and expense required to develop new products and product enhancements is difficult to predict and we cannot assure you that we will succeed in developing, introducing and marketing new products and product enhancements. Our inability to successfully develop and introduce new or enhanced products on a timely basis or at all, or achieve market acceptance of such products, could materially impair our business.

If we are unable to identify, complete and integrate future acquisitions, our business may suffer.

     We have supplemented internal growth with product and business acquisitions in the past, and intend to do so in the future. Any acquisition strategy is subject to inherent risks, including the following:

     o viable acquisition candidates may not be available to us on price and other terms that are satisfactory to us;

     o we may be unable to effectively integrate acquired companies into our business;

     o we may be unsuccessful in commercializing products that we manufacture pursuant to licensed patents;

     o acquired companies may require more capital resources and/or management attention than we anticipate at the time of acquisition;

     o our due diligence may fail to identify liabilities and exposures which, once discovered, materially adversely affect our ability to operate the newly acquired business profitably; and

     o    management focus on our existing businesses may be diverted.

In the event that the success of an acquired business or technology or an alliance does not meet expectations, we may be required to restructure.

Government and private insurance plans may not reimburse our customers for our products, which could result in reductions in sales or selling prices for our products.

     The cost of medical care in the U.S. and many other countries is funded substantially by government and private insurance programs. If such funding becomes limited or unavailable to our customers, our business may be adversely impacted. Although we do not generally receive payment for our products or services directly from these






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payors other than for our sleep diagnostic services, our continued success is dependent upon the ability of patients or our customers to obtain adequate reimbursement for our products and services. In most major markets, our products are purchased primarily by hospitals which in turn bill third-party payors, or otherwise bill patients directly who then seek reimbursement from third-party payors.

     In the U.S., third-party payors include Medicare, Medicaid and private health insurance providers. These payors may deny reimbursement if they determine that a device has not received appropriate FDA clearance, is not used in accordance with approved indications, or is experimental, unnecessary or deemed to be inappropriate treatment for the patient. Third-party payors are also increasingly challenging prices charged for medical products and services. We cannot assure you that our products will be considered cost-effective by third-party payors, that reimbursement will be available, or that payors' reimbursement policies will not adversely affect our ability to sell our products on a profitable basis, if at all.

     Health care reimbursement systems vary from country to country and, accordingly, we cannot assure you that third-party reimbursement available under one system will be available for procedures utilizing our products under any other reimbursement system. Lack of, or inadequate reimbursement by, government and other third-party payors for our products would have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain that our product liability insurance will be satisfactory to protect us against significant exposure to product liability risks.

     We are exposed to potential product liability resulting from the use of our products. We presently maintain product liability insurance coverage of $20,000,000 in the aggregate. Our product liability policy generally protects us against claims of bodily injury or property damage arising out of any products manufactured, sold or distributed by us. If a judgment in a product liability suit were entered against us or we entered into a settlement agreement in excess of a policy limit or outside the scope of coverage, including for example, punitive damages, our profitability and financial condition may be impacted significantly. We cannot assure you that our current level of insurance will be sufficient to cover product liability claims or that such coverage will remain available to us on satisfactory terms, if at all. We have been advised by our excess liability insurer that in light of the number of lawsuits involving the Intergel product, we may be underinsured.

We manufacture and sell a significant portion of our products in markets outside the U.S., subjecting us to various risks relating to international activities.

     International sales accounted for approximately 25% of our net revenue during the fiscal years ended September 30, 2004 and 2003. Such sales are subject to several risks that are separate and distinct from those we face in our U.S. operations, including:

     o currency losses that may arise as a result of the fact that not all of our sales are denominated in U.S. dollars;

     o compliance with foreign medical device manufacturing and sales regulations in the countries in which we sell and/or manufacture our products;

     o reduction in third-party payor reimbursement applicable to our customers;

     o changes in trade policies and in domestic and foreign tax policies in the countries in which we sell and/or manufacture our products;

     o possible changes in export or import restrictions in the countries in which we sell and/or manufacture our products;

     o the modification or introduction of other governmental policies in the countries in which we sell and/or manufacture our products; and

     o political uncertainties in countries in which we sell and/or manufacture our products, in particular in the People's Republic of China where our main supplier of anesthesia face masks is located.

Any such factor may affect our international operations and our potential for growth in markets outside of the U.S. and can have a significant negative impact on the sales of our products and our profitability.






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Our international sales may be negatively impacted by our distributors acquisition of a significant competitor.

     In October 2002, we entered an exclusive multi-year strategic alliance and distribution agreement with Rusch International, to distribute Vital Signs anesthesia, respiratory and critical care products in those countries where Rusch has a direct sales force in the healthcare market. However, during the 2004 fiscal year, Rusch's parent company announced its purchase of Hudson-RCI, a competitor of ours in a number of respiratory and anesthesia products. We have been meeting with Rusch to re-assess the relationship in light of this acquisition.

We are dependent in part upon our relationships with distributors. If we are unable to maintain these relationships, our business may be harmed.

     Our business depends in part upon our relationships with distributors. The loss of or damage to existing relationships, or our failure to continue to develop relationships, could have a material adverse effect on our business. We do not have agreements in writing with any of our distributors. The loss of a business relationship with any of these distributors could have an adverse effect on our business.

We may not be able to obtain new patents or protect our existing patents which could enable third-parties to use our technology.

     Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our technologies and manufacturing processes, which includes the ability to obtain, protect and enforce patents on our technology and products. If we are unable to obtain new patents and protect our existing patents, our competitive position may suffer. We own or have licensed patents that cover several aspects of our anesthesia, respiratory/critical care and sleep/personal ventilation product lines. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or rendered unenforceable. Competitors may develop products similar to ours which our patents do not cover. In addition, our current and future patent applications may not result in the issuance of patents in the U.S. or foreign countries. Further, there is a substantial backlog of patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years. Additionally, many of our products are not protected by patents, but rather are distinguished by product features that others may seek to copy.

Our competitive position is dependent in part upon unpatented trade secrets which we may not be able to protect.

     Our competitive position is also dependent upon unpatented trade secrets. Trade secrets are difficult to protect and we cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. If other companies are successful in copying our trade secrets and developing products similar to ours, we may lose our competitive position and our revenue may be significantly impacted.

Our success is dependent in part on our ability to operate without infringing or misappropriating the proprietary rights of others.

     We have been sued in the past, and may in the future be sued again, for infringing the intellectual property rights of others. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we do not infringe the proprietary rights of others or that these rights are invalid or unenforceable. Even if we prevail in such litigation, infringement proceedings can be very expensive and time-consuming. For example, we took a $7.8 million charge in fiscal 2000 in connection with two infringement proceedings, a portion of which expense was reversed in fiscal 2002. If we do not prevail in an infringement litigation, we may be required to pay damages and expenses, and we would be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse effect on our business. We may decide not to introduce a product in the United States or a foreign country based on potential risk of patent infringement litigation.






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Government regulation restricts the manner in which we may sell our obstructive sleep apnea products to customers of our sleep centers and the manner in which we relate to referring physicians.

     Since 2000, we have operated sleep centers in the U.S. that diagnose obstructive sleep apnea and other sleep disorders. Our ability to sell our Breas products in our sleep centers is restricted by regulations which prohibit us from diverging from a physician's prescription. If a physician prescribes a continuous positive airway pressure product other than a Breas product for a patient at one of our sleep centers, we are prohibited by federal regulations from substituting a Breas product. Federal anti-kickback and and-referral regulations strictly limit the extent to which we may provide anything of value to physicians who refer Medicare or Medicaid patients to our sleep centers. Any failure by us to comply with these regulations may result in significant regulatory actions, including criminal prosecution and large fines, that could have a material adverse effect upon our business, financial condition and results of operations.

If we are unable to support our continuous growth, our business may suffer.

     As we grow, the complexity of our operations increases, placing greater demands on our management. Our ability to manage our growth effectively depends in part upon our ability to implement and improve our financial and management information systems on a timely basis and to effect other changes in our business. If we fail to manage our growth effectively, our business could suffer. Unexpected difficulties during expansion, the failure to attract and retain qualified employees, the failure to successfully replace or upgrade our management information systems, the failure to manage costs or our inability to respond effectively to growth or plan for future expansion could cause our growth to slowdown, stop or decrease.

Our quarterly operating results are subject to fluctuation which may impact the price of our stock.

     Our operating results have, from time to time, fluctuated on a quarterly basis and may be subject to similar fluctuations in the future. These fluctuations may result from a number of factors, including:

     o    the introduction of new products by us or our competitors;

     o    actions taken by group purchasing organizations;

     o    timing of orders by our customers;

     o    the mix of our product sales;

     o competitive pricing in different regions in which we sell our products;

     o timing and cost of regulatory clearances and approvals of our products;

     o the cost, effect and success of our promotional and marketing programs;

     o seasonality, reflecting the impact of the flu season on our respiratory business;

     o    expenditures incurred by us for research and development; and

     o expenditures incurred by us to comply with enhanced regulatory obligations and internal controls.

Any of these factors may cause the price for our common stock to fluctuate and therefore change the value of your investment in our company.

A substantial portion of our assets consists of goodwill and an impairment in the value of our goodwill would have the effect of decreasing our earnings or increasing our losses.

     As of September 30, 2004, goodwill represented 29% of our total assets. If we are required to record an impairment charge to earnings relating to goodwill, it would have the effect of decreasing our earnings or increasing our losses. Goodwill represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. Through September 30, 2001, we amortized goodwill on a straight-line basis over periods of up to 40 years. In July 2001, the Financial Accounting Standards Board issued new standards relating to business combinations and goodwill and other intangible assets. The accounting standards on goodwill and other intangible assets, which we adopted as of October 1, 2001, require goodwill to be reviewed at least annually for impairment,






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and does not permit amortization. In the event that impairment is identified, a charge to earnings will be recorded and our stock price may decline as a result.

We have a small number of shares of common stock outstanding, much of which is held by, and subject to pledges by, insiders, and as a result the trading market for our common stock is not very liquid and our stock price can be very volatile.

     Approximately 52% of our common stock is beneficially owned by Terry D. Wall, our chief executive officer, his wife and trusts established for the benefit of his children. Companies with a small number of shares held by the public can be subject to a more volatile stock price. Our stock price, and therefore your investment in our company, may be volatile.

     A substantial portion of the shares owned by Terry D. Wall, his wife and such trusts have been pledged to secure loans made by third-parties. Such loans may be called in the future. Sales of a substantial number of such shares may result in a change in control of Vital Signs and/or have a disruptive effect on the market price of our common stock.

Our major shareholders are able to exercise significant influence on us and they may pursue policies with which you disagree.

     As of September 30, 2004, Terry D. Wall, our chief executive officer, his wife and trusts maintained for the benefit of his children beneficially own approximately 52% of our common stock. As a result, Mr. Wall, his wife and trusts for the benefit of his children have a significant influence in electing our directors, appointing new management and approving any action requiring the approval of our stockholders, including any amendment to our certificate of incorporation, mergers or sales of substantially all of our assets.

If we lose key personnel, or are unable to attract and retain additional highly skilled personnel required for the expansion of our activities, our business will suffer.

     Our success is dependent on key personnel, including Terry D. Wall, our president and chief executive officer, and members of our senior management. Mr. Wall has been with us since we were first incorporated more than 30 years ago. We have no employment agreement with Mr. Wall nor with any other executive officer other than Alex Chanin, the president of our Stelex, Inc. subsidiary and our Chief Information Officer. If Mr. Wall or other members of management do not continue in their present positions, our business may suffer.

     To successfully expand our operations, we will need to attract and retain additional, highly skilled individuals, particularly in the areas of sales, marketing, manufacturing and finance. If we cannot attract sufficient skilled individuals, we may not be able to successfully grow our business.

Anti-takeover provisions may prevent you from realizing a premium return.

     Anti-takeover provisions in our certificate of incorporation may make it more difficult for a third-party to acquire us. These provisions include:

     o the authorization of the issuance of up to 4,000,000 shares of our preferred stock without further approval of our shareholders;

     o    the election of directors on a staggered term basis; and

     o    the elimination of shareholder action by written consent.

     Similarly, our bylaws establish procedures, including notification procedures, with regard to the nomination, other than by or at the direction of our Board of Directors, of candidates for election as directors or for shareholder proposals to be submitted at shareholder meetings.

     We are also subject to the New Jersey Shareholders Protection Act, an anti-takeover provision. In general, that Act prevents a shareholder owning 10% or more of a New Jersey public corporation's outstanding voting stock from engaging in business combinations with that corporation for five years following the date the shareholder acquired 10% or more of the corporation's outstanding voting stock, unless board approval is obtained prior to the time that the shareholder reaches the 10% threshold.






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     These provisions are expected to discourage different types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. At the same time, however, these provisions make it more difficult for a third-party to successfully acquire us.